EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

February 6, 2008

TSX Venture Exchange:  EMR

OTC Bulletin Board:  EGMCF

U.S. 20-F Registration:  000-51411

Frankfurt Stock Exchange:  EML

EMGOLD MINING RECEIVES RECENT COVERAGE BY SMARTSTOX.COM

Emgold Mining Corporation (EMR-TSX Venture) (the “Company” or “Emgold”) is pleased to announce that an interview of Mr. David G. Watkinson, P. Eng., President and COO of Emgold, by Smartstox Online is available for viewing on the Company’s web site - www.emgold.com.

Emgold Mining Corporation – Investment Highlights:

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Recently successfully completed the second stage of three stage permitting process to re-open the famous Idaho-Maryland Gold Mine.

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Permitting in California - well defined permitting and mine operating legislation - California is the largest non-fuel mineral producing state in the U.S., with 590 operating mines contributing $3.7 billion directly to the state economy.

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Over $CDN7 million dollars in cash and near cash instruments.

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The Mine is located in the Grass Valley Mining District which reportedly produced 13 million ounces gold at an average grade of 0.52 opt.

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The Idaho-Maryland Mine contains 216 resource blocks and 26 large exploration blocks amongst a total of 754 exploration targets.

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43-101 compliant resource - Measured and Indicated Resource of 1,666,000 tons grading 0.28 opt containing 472,000 ounces of gold and Inferred Resource of 2,570,000 tons grading 0.39 opt containing 1,002,000 ounces of gold.

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Historical gold production of 2,383,000 ounces gold – average grade 0.43 opt.

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A large structurally controlled mesothermal type deposit which can contain large bonanza-grade greenstone-hosted ore shoots.

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Contains the third largest bonanza ore shoot in the world - produced 1 million ounces gold from one million tons (1 opt) - the Red Lake mine contains the second largest bonanza ore shoot, the Kalgoorlie gold camp contains the largest bonanza ore shoot.

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The adjacent Empire Gold Mine (owned by Newmont Mining Corporation) was the largest historical producing mine in California having produced 5.8 million ounces of gold.

On behalf of the Board of Directors

Sargent H. Berner

Co-Executive Chairman

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.